W2 ENERGY, Inc.
26 Densley Avenue
Toronto, Ontario M6M 2R1, Canada

March 9, 2008

United States Securities and Exchange Commission
Attn: Jennifer R. Hardy, Branch Chief
100 F Street N.E., Stop 4561
Washington, D.C. 20549

RE:     Amendment No. 2 to Registration Statement on Form 10-SB
Filed on December 26, 2007
        File No. 000-52277

Dear Ms. Hardy, et al:

We have reviewed the comments from your letter dated January 8, 2008 and have formulated responses as outlined below.  Please feel free to contact us at your convenience should additional explanation and/or clarification be required.

General

1.
We have read your response to comment 1 in our letter dated November 27, 2007, but do not see where you have filed your statement on EDGAR simultaneously with the filing of this amended Form 10-SB.  Please indicate where we can locate this statement or revise accordingly.

COMPANY RESPONSE:  The Company shall file a statement on EDGAR simultaneously with the filing of the amended Form 10-SB.

Business, page 3

2.
We note your response to prior comment 3 which indicates you have added “Note 2 l” to disclose your accounting policy regarding research and development costs.  However, we do not see such note anywhere in your filing or in your amended September 30, 2007 Form 10-QSB filed December 26, 2007.  Please indicate where we can locate this information or revise accordingly.

COMPANY RESPONSE:  The Company has included its accounting policies regarding research and development costs at Note 2-l in our amended filing.

Business, page 4
Strategic Partners, page 4

3.	We note that it does not appear that you have filed a finalized copy of the General Services Agreement since some information is blank. Please advise

COMPANY RESPONSE:  The General Services Agreement previously filed by the Company is the final, executed copy.  The blanks in the Agreement are immaterial to the critical terms, and pertain to peripheral issues only.  The existence of blank spaces in no way causes the Agreement to be void or non-binding.

4.
If you intend to state that the sponsored research agreement was terminated as of August 31, 2007, please revise your disclosure accordingly and further clarify the status of your current strategic relationship with DPI.  Please refer to comment 24 of our December 1, 2006 letter.

COMPANY RESPONSE:  The Company has revised and expanded its disclosure with respect to our business relationship with DPI.  The sponsored research agreement expired according to its own terms on August 31, 2007.  Comment 24 of the Commission’s December 1, 2006 letter requests details with respect to the Company’s relationship with DPI.  However, the Agreement contained no material financial terms effecting the financial statements, and contained no significant obligations for the Company, or significant contingent issues.  The “status of [our] current strategic relationship with DPI” is that it has expired, and no material obligations or contingencies exist for either party.

Patents, Trademarks, licenses, Franchises…page 5

5.
You state that the Company does not have any patents.  In your discussion of Innovation and Next Generation Projects, page 4, you refer to the company’s patented low head hydro turbine with respect to the Small Electrical Generating System.  The Company’s profile on http://www.otcreporter.com references at “large portfolio of patents.”  Please revise your disclosures to avoid any discrepancies.

COMPANY RESPONSE:  The Company has revised its disclosure so as to eliminate any discrepancies with respect to the Company’s patents.  All patents held by the Company at any time are currently expired.

Financial Information, page 8
Liquidity and Capital Resources, page 9

6.
In response to comment 10 of our November 27, 2007 letter, the newly added sentence at the end of the third paragraph states that you expect Premier Capital to continue funding your cash flow for at least the next 12 months.  We note, however, that Exhibit 10-7 to the registration statement contains an amendment to the promissory note pursuant to which you will have to (i) repay the outstanding balance of the note in 48 months, and (ii) make monthly interest payments in the amount of $11,472.61 starting on November 27, 2007.  In light of these payment obligations, please explain the basis of your expectation that Premier Capital will continue to fund your operations.  Please identify Premier here.

COMPANY RESPONSE:  Premier Capital is an entity of which Mr. Michael McClaren is the primary officer, director, and owner.  Mr. McClaren is also the President and CEO of the Company.  The original financial funding arrangement between the Company and Premier Capital was an informal “line of credit,” in which Premier would loan funds at various times to the Company in order to help the Company meet its operational cash flow needs.  In this original arrangement, there were no specific payment terms or due date on the note, other that it being due on demand.  The arrangement was formalized into promissory note form pursuant to the Commission’s comment No. 18 of its letter dated

July 7, 2007.   However, despite the existence of the note and its terms, Mr. McClaren has continually indicated that Premier Capital will make no demand for payment on the promissory note with the Company until such time that the Company is financially viable and able to make payments while remaining solvent.  Furthermore, Mr. McClaren has already accepted common shares as partial payment of the promissory note (which were later converted to preferred shares), and has indicated that he will accept additional Company shares as partial payment on the promissory note.  As a function of the above listed factors, Premier Capital will continue to fund the Company’s operations until such time that the Company is able to survive as an financially viable, independent business entity.

Security Ownership of Certain Beneficial Owners and Management, page 11

7.
We note your response to comment 6 of our November 27, 2007 letter; however we are unable to identify the disclosure that you have revised to state that the beneficial ownership table includes all shares that may be received within 60 days.  Please revise the disclosure or tell us where to find it.

COMPANY RESPONSE:  The Company has revised and expanded its disclosure with respect to the beneficial ownership table, so as to clarify the fact that the table includes all shares that me be issued within 60 days.

Executive Compensation, page 12

8.
Please update to provide compensation for 2007.  In addition, it appears you are using the old executive compensation table and related transactions disclosure.  For registration statements filed on or after December 15, 2006, that are required to include Items 402 and 404 of Regulation S-B disclosures for fiscal years ending on or after December 15, 2006, must comply with the requirements adopted by the Commission and published in Release No. 33-8732A.  Please revise to update the table and include the Directors Compensation table.  For guidance, you may wish to refer to our compliance and disclosure interpretations and our transition questions and answers on executive compensation and related person disclosure, both of which are available in the Division of Corporate Finance’s section under “SEC Divisions” on the Commission’s website at www.sec.gov.

COMPANY RESPONSE:  The Company has provided compensation for 2007, and has implemented the new executive compensation table and related transactions disclosure.

Certain Relationships and Related Transactions, page 13

9.
We have read your response to our comment 11 in our letter dated November 27, 2007.  We note the amended terms, including payment amount and maturity, of the promissory note in exhibit 10.7 filed with the first amendment of the Form 10-SB on November 5, 2007.  Please revise your disclosure related to this promissory note herein to match the amended terms contained in the aforementioned Exhibit.  Further, please reconcile between the balance of the note stated in Exhibit 10.7 to the amount recorded on your balance sheet at September 30, 2007.  Finally, as we note this exhibit is an “amendment” to the promissory note, please file as another exhibit the original agreement related to the promissory note, as previously requested in comment 18 of our letter dated July 6, 2007.

COMPANY RESPONSE:  The Company has revised its disclosure so as to accurately depict the details of the promissory note.  The balance of the note at September 30, 2007 was $456,253, as was reported in the Company’s 9/30/07 reviewed financial statements included in Form 10-QSB, as filed on December 26, 2007.  However, the amended promissory note as filed as Exhibit 10.y with the first amendment to the Form 10-SB, states that the balance of the promissory note at September 30, 2007 was $550,685.35.  The balance of the note, as stated in the aforementioned Exhibit 10.7, is incorrect.

10.	Please disclose the terms of your shareholder loans discussed in the Liquidity and Capital Resources Section, page 9, identify the shareholders, and disclose the use of proceeds.

COMPANY RESPONSE:  The Company has expanded its disclosure so as to clarify the nature of the shareholder loan.  Furthermore, the Company has identified the shareholder (Premier Capital), and disclosed the use of the proceeds of the loans, pursuant to the Commission’s request.

Recent Sales of Unregistered Securities, page 14

11.
We note your response to prior comment 12 which indicates that the 3.3 million shares to Torrey Hills Capital are included in the 13,400,000 shares issued for services line of the statement of stockholders’ equity during the year ended December 31, 2006.  Based on the information in Item 10, a total of 87,270,833 shares were issued during 2006.  The aggregate amount of the issuances presented in this statement of stockholders’ equity was 83,970,833 during 2006.  This amounts to a difference of 3,300,000 shares.  As previously requested, please reconcile between your Item 10 information for 2006 and the amount of shares issued on your statement of stockholders’ equity.

COMPANY RESPONSE:  The Company has reconciled the 3,300,000 share difference between the Item 10 disclosure and the statement of stockholders’ equity.  The statement of stockholders’ equity was correct, and the Company has corrected the error in Item 10.

12.
We have read your response to our prior comment 14 which confirms that WWT Canada is the accounting acquirer and that historical income statements and equity section of the balance sheet of WWT Canada have been retroactively restated in accordance with reverse recapitalization accounting.  We further note that your response discussed the technology asset that belonged to WWT Canada prior to the transaction and that it was not capitalized because it was internally developed in accordance with GAAP.  With regards to the above, please tell us the following:

a)
Confirm that the financial statements included on pages F-22 through F-30 in your Form 10-SB for December 31, 2004 and 2005 are those of WWT Canada.  If so, please tell us how the equity section of those financial statements reconciles to those presented in 2006 and reflects the reverse merger appropriately.

b)
We note that the technology asset of $1,728,376 is capitalized on your December 31, 2005 balance sheet on page F-22.  Please explain why this asset is capitalized in 2005.  Further we note that your response indicates that this asset was internally developed from the beginning and capitalization is not appropriate under GAAP.  Tell us how you have accounted for the costs incurred to develop the technology, where you have classified them on the income statement, and cite the authoritative guidance to support your accounting treatment.

c)	We note as a result of your restatement that your expenses have increased to $15,904,397. Please tell us the nature of these expenses.
d)	Your response indicates that you have attached the financial statements of WWT Nevada premerger; however, we are unable to locate them. Please provide this information as previously requested.

COMPANY RESPONSE:
a) The Company confirms to the Commission that the financial statements included on pages F-22 through F-30 in our Form 10-SB for December 31, 2004 and 2005 are those of WWT Canada.  The equity section of those financial statements was amended pursuant to its reverse-merger with WWT Nevada so as to accurately reflect the history of the surviving legal entity, being WWT Nevada

b)  The technology asset in the amount of $1,728,376 was capitalized on the Company’s books at December 31, 2005 because it was acquired from WWT Canada by WWT Nevada pursuant to the reverse-merger transaction.  Originally, WWT Canada expensed the costs incurred to develop the technology as they were incurred.  The expensed costs were classified as general and administrative costs in the financial statements, pursuant to SFAS 2 and SFAS 68.
c)  The expenses incurred by the Company from the inception of the development stage relate primarily to corporate general and administrative expenses, mining-related expenses, stock-based compensation, etc.
d)  The Company has attached the financial statements of WWT Nevada premerger, pursuant to the Company’s request.

13.
We note your response to prior comments 15 and 16 which states that you have provided additional disclosures required by paragraphs 25-26 of SFAS 154 in Note 6; however, we are unable to locate these revisions.  Please tell us where we can locate this additional disclosure or revise your disclosure as previously requested.

COMPANY RESPONSE:  The Company has revised its disclosure in Note 6 to more clearly meet the requirements of SFAS 154, paragraphs 25-26, pursuant to the Commission’s request.

Description of Registrant’s Securities to be Registered, page 16

14.
We reissue comments 20 and 21 of our July 6, 2007 letter [20. Delete the statement that your summary is not complete, as summaries, by definition, are not complete.  Please also clarify that this section summarizes the material terms of the common stock]; [21.  Please disclose the information required by Item 202 (a)(4) of Regulation S-B].

Please revise your disclosures accordingly or confirm that none of your share-based compensation expense relates [to] product development expense or cost of revenues.

COMPANY RESPONSE:  The Company has expanded its disclosure so as to clarify that the section summarizes the material terms of the common stock, and to more fully disclose the information required by Item 202 (a)(4) of Regulation S-B.  In addition, the Company has deleted its statement that the summary information was not complete.

15.
We reissue comment 23 of our July 6, 2007 letter [23.  Please revise your disclosure in this section to state the effect of Nevada statutory provisions on your ability to indemnify your officers and directors against liability incurred due to their status as an officer and/or director of the Company.  See Regulation S-B, Item 702].

COMPANY RESPONSE:  The Company has expanded its disclosure so as to more fully state the effect of Nevada statutory provisions on our ability to indemnify our officers and directors against liability incurred due to their status as an officer and/or director of the Company, pursuant to the Commission’s request.

Form 10-10QSB/A for the period ended September 30, 2007

Controls and Procedures, page 9

16.
We have read your response to comment 1 in our letter dated November 27, 2007 related to this periodic exchange act report.  You respond that you have revised the language therein to conform to Item 308(c) of Regulation S-B.  However, you continue to state herein that there were no significant changes in your internal controls or in other factors that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please revise your language to conform exactly to the aforementioned Item.  That is, disclose any change in your internal control over financial reporting during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

COMPANY RESPONSE:  The Company has revised its language so as to more accurately depict the changes to its internal control over financial reporting.

W2 ENERGY, INC.
(A Development Stage Company)

FINANCIAL STATEMENTS

November 30, 2004

C O N T E N T S

MOORE & ASSOCIATES, CHARTERED
           ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
W2 Energy, Inc.
(A Development Stage Company)
Toronto, Ontario, Canada

We have audited the accompanying balance sheet of W2 Energy, Inc. (a development stage company) as of November 30, 2004 and the related statements of operations, stockholders’ equity (deficit) and cash flows from inception on October 12, 2004 through November 30, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W2 Energy, Inc. (a development stage company) as of November 30, 2004 and the results of its operations and its cash flows from inception on October 12, 2004 through November 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company is in the development stage with no operating results to date, a deficit in working capital and a deficit in stockholders’ equity, all of which raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 3.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 /s/ Moore & Associates, Chartered

Moore & Associates, Chartered
Las Vegas, Nevada
September   , 2006

2675 S. Jones Blvd. Suite 109, Las Vegas, Nevada 89146 (702) 253-7511 Fax (702)253-7501

F-

W2 ENERGY, INC.
(A Development Stage Company)
Balance Sheet

ASSETS
November 30,
2004

CURRENT ASSETS

Cash	$-
Prepaid expenses	-

Total Current Assets	-

OTHER ASSETS

Technology	-

Total Other Assets	-

TOTAL ASSETS	$-

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$-
Related party payables	301
Note payable	-

Total Current Liabilities	301

Total Liabilities	301

STOCKHOLDERS’ EQUITY (DEFICIT)

Common stock: 250,000,000 shares authorized of $0.001 par value,
8,567,109 shares issued and outstanding	8,567
Additional paid-in capital	-
Deficit accumulated during the development stage	(8,868)

Total Stockholders’ Equity (Deficit)	(301)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$-

The accompanying notes are an integral part of these financial statements.

W2 ENERGY, INC.
(A Development Stage Company)
Statement of Operations

From
Inception on
October 12,
2004 Through
November 30,
2004
REVENUES	$-

EXPENSES

Depreciation and amortization
General and administrative	8,868

Total Expenses	8,868

OTHER INCOME (EXPENSE)

Interest expense	-

Total Other Income (Expense)	-

NET INCOME (LOSS)	$(8,868)

BASIC LOSS PER SHARE OF
COMMON STOCK	$(0.00)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	8,567,109

The accompanying notes are an integral part of these financial statements.

W2 ENERGY, INC.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficit)

				Deficit
				Accumulated
			Additional	During
	Common Stock		Paid-In	Development
	Shares	Amount	Capital	Stage	Total

Balance at October 12, 2004 (Inception)	-	$-	$-	$-	$-

Common stock issued for services
at $0.001 per share	8 ,567,109	8,567	-	-	8,567

Net loss for the period ended
November 30, 2004	-	-	-	(8,868)	(8,868)

Balance, November 30, 2004	8 ,567,109	8,567	$-	$(8,868)	$(301)

The accompanying notes are an integral part of these financial statements.

W2 ENERGY, INC.
(A Development Stage Company)
        Statements of Cash Flows

From
Inception on
October 12,
2004 Through
November 30,
2004
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(8,868)

Adjustments to reconcile net loss to net cash used
by operating activities:
Common stock issued for services	8,567

Changes in operating assets and liabilities:

(Increase) in prepaid expenses	-
Increase (decrease) in related party payables	301

Net Cash Used by Operating Activities	-

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of technology	-

Net Cash Used by Investing Activities	-

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from common stock	-

Net Cash Provided by Financing Activities	-

NET INCREASE IN CASH	-

CASH AT BEGINNING OF PERIOD	-

CASH AT END OF PERIOD	$-

CASH PAID FOR:
Interest	$-
Income taxes	$-

NON-CASH FINANCING ACTIVITIES
Technology acquired for debt assumed	$-

The accompanying notes are an integral part of these financial statements.

W2 ENERGY, INC.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004

NOTE 1 -  ORGANIZATION AND HISTORY

World Wise Technologies, Inc., (the Company) a Nevada corporation, was incorporated in October of 2004. Its name was changed to W2 Energy, Inc. on December 1, 2004. It Company spent significant funds developing its technology for energy production from non polluting sources. On December 15, 2004 all of the shares of World Wise Technologies, Inc. (WWT) were acquired on a one share for one share basis and the shares were reverse split on a one share for ten shares basis. World Wise Technologies, Inc. (WWT) was an Ontario Canada corporation formed in 1987. WWT was then dissolved and the Company became the surviving entity.

The Company is in the development stage and has generated no significant revenue.

The Company intends to provide plasma assisted biomass to energy plants to produce cost efficient green energy in the form of sulfur free diesel and electricity. The Company is seeking to construct a plant for the production of organic fertilizer, diesel fuel, electricity and a rotary hydrogen engine.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

a.     Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting.  The Company has elected a December 31 year-end.

b.     Basic Loss Per Share

	For the Period Ended
	November 30, 2004

Loss	Shares	Per Share
(Numerator)	(Denominator)	Amount

$(301)	8,567,109	$(0.00)

The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding at the date of the financial statements. There are no common stock equivalents outstanding.

c.	Provision for Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely that not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

W2 ENERGY, INC.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

c.     Provision for Taxes (Continued)

Net deferred tax assets consist of the following components as of November 30, 2004:

Deferred tax assets
NOL Carryover	$117

Valuation allowance	$(117)

Net deferred tax asset	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 39% to pretax income from continuing operations for the period ended November 30, 2004 due to the following:

Book loss	$(117)
Valuation allowance	117

$-

At November 30, 2004, the Company had net operating loss carry forwards of approximately $301 that may be offset against future taxable income through the year 2024.  No tax benefit has been reported in the November 30, 2004 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations.  Should a change in ownership occur, net operating loss carry forwards may be limited as to use in the future.

d.     Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

e.     Fair Value of Financial Instruments

As at November 30, 2005, the fair value of cash and accounts and advances payable, including amounts due to and from related parties, approximate carrying values because of the short-term maturity of these instruments.

W2 ENERGY, INC.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

f.    Newly Issued Accounting Pronouncements

The Company has adopted the following accounting pronouncements:

SFAS No. 123(R) -- In December 2004, the FASB issued SFAS No. 123 (Revised 2004) (SFAS 123 (R)) “Share-based payment”. SFAS 123 (R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. FASB 123 (R) replaces FASB 123, Accounting for Stock-Based Compensation and supersedes APB option No. 25, Accounting for Stock Issued to Employees. This guidance is effective as of the first interim or annual reporting period after December 15, 2005 for Small Business filers.

SFAS No. 150 -- In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” which is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The adoption of SFAS No. 150 did not have a material effect on the financial statements of the Company.

SFAS No. 151 -- In November 2004, the FASB issued SFAS No. 151 (SFAS 151), “Inventory Costs”. SFAS 151 amends ARB No. 43, Chapter 4. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 is the result of a broader effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 will not have a material impact on the results of operations or financial position of the company as it does not have inventory.

SFAS No. 153 -- In December 2004, the FASB issued SFAS No. 153 (SFAS 153) “Exchange of Non-monetary assets”. This statement was a result of a joint effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the exception from fair value measurement in APB Opinion No. 29, Accounting for Non-Monetary Transactions, for non-monetary exchanges of similar productive assets. SFAS 153 replaces this exception with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the

W2 ENERGY, INC.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

f.      Newly Issued Accounting Pronouncements (Continued)

exchange. This statement is effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 will not have a material effect on the Company’s financial position or results of operations.

FASB Interpretation No. 46(R) -- In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities.” FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights, variable interest entities, and how to determine when and which business enterprises should consolidate variable interest entities. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material impact on the Company’s financial statements.

g.     Long-lived Assets-Technology

The Company’s technology is recorded at its cost. The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

h.     Concentration of Risk

Cash - The Company at times may maintain a cash balance in excess of insured limits.

i.       Revenue Recognition

The Company has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

j.	Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

W2 ENERGY, INC.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004

NOTE 3 - GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  However, the Company does not have significant cash or other current assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.  The Company has applied for funding to construct a 10,000 bbd plant which upon its completion is expected to provide sufficient revenues to allow it to continue as a going concern. In the interim the Company expects to raise operating capital through the private placement of its common stock.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations.  The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

NOTE 4 - SUBSEQUENT EVENTS

In 2006, the Company converted approximately $524,708 of its debt to 52,470,833 of its common stock. The Company also issued 8,600,000 shares of its common stock in a private placement for net cash of $250,000, 8,000,000 shares for services valued at $240,000 and 600,000 shares for debt of $12,000.